# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Huachen AI Parking Management Technology Holding Co., Ltd, CIK 0001958399
CUSIP: G4645R122
Title of class of securities: Class A Ordinary Shares, par value US$0.0000375 per share
Address of issuer's principal executive offices: NO.1018 HAIHE ROAD, DUSHANGANG TOWN, PINGHU CITY, JIAXING, ZHEJIANG PROVINCE, JIAXING, China (F4), 314205
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 675,000; shared voting power 0; sole dispositive power 675,000; shared dispositive power 0; aggregate amount beneficially owned 675,000 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Huachen AI Parking Management Technology Holding Co., Ltd
Address of issuer's principal executive offices: NO.1018 HAIHE ROAD, DUSHANGANG TOWN, PINGHU CITY, JIAXING, ZHEJIANG PROVINCE, JIAXING, CHINA, 314205.

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence: 1205 Franklin Avenue, Garden City, New York 11530
Citizenship: New York Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 675,000 Class A Ordinary Shares held by the Reporting Person. Does not include 675,000 Class A Ordinary Shares issuable upon exercise of Ordinary Warrants held by the Reporting Person that are not currently exercisable due to the 4.99% beneficial ownership limitation applicable to such warrants.
Percent of class: 6.5%
Sole power to vote or to direct the vote: 675,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 675,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (10/06/2026)